Exhibit 99.2

Execution Version

HIGHLY CONFIDENTIAL

October 27, 2025

MAK Capital Fund LP (“you” or “your” or “MAK”)
Wakefield Quin, Victoria Place
31 Victoria Street, Bermuda

Ladies and Gentlemen:

You have requested information concerning Heidrick & Struggles International, Inc. (the “Company”) in connection with the evaluation of your investment in the Company (the “Purpose”). Except for Section 9, references herein to the “Company” shall be deemed to include its subsidiaries. Certain capitalized terms used herein are defined in Section 14(a). Defined terms used herein but not otherwise defined shall have the meaning assigned to them in that certain Merger Agreement, dated October 5, 2025, between Company, Heron Merger Sub, Inc. and Heron Bidco, LLC (“Parent”) (the “Merger Agreement”). The transactions contemplated under the Merger Agreement are referred to herein as the “Merger”.

1.             Confidentiality. (a) In consideration for, and as a condition of, such information being furnished to you and your affiliates, and your and such affiliates’ general partners (but not limited partners), directors, managers, officers, employees, counsel, accountants, investment bankers and consultants (collectively with your affiliates, your “Representatives”), you agree to treat any and all information concerning the Company obtained by you or your Representatives (regardless of whether obtained before, on or after the date of this letter agreement (this “Agreement”) and regardless of the manner or form in which it is obtained, including all written, oral and electronic communications), together with any notes, analyses, compilations, studies, interpretations, documents or records containing, referring to, relating to, based upon or derived from such information, in whole or in part (collectively, the “Evaluation Material”), in accordance with the provisions of this Agreement, and to take or abstain from taking the other actions hereinafter set forth.

(b)           For purposes of this Agreement, your “Representatives” shall not include, without the prior written consent of the Company, your and your affiliates’ portfolio companies or any of your affiliated investment funds’ portfolio companies.

(c)           The term “Evaluation Material” does not include information that you can show by competent proof (i) is or becomes generally available to the public other than as a result of a direct or indirect disclosure by you or your Representatives in contravention of this Agreement, (ii) was within your possession on a non-confidential basis prior to its being furnished to you by or on behalf of the Company, (iii) is received from a source other than the Company or any of its Representatives or (iv) was or is independently developed by you or any of your Representatives without use of Evaluation Material or Transaction Information (as defined below); provided, that in the case of clauses (ii) and (iii) above, the source of such information was not known by MAK to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or to any other party with respect to such information.

2.             Use of Information. You hereby agree that you and your Representatives will (a) use the Evaluation Material solely for the Purpose and not for any other purpose, (b) keep the Evaluation Material confidential and (c) not disclose any of the Evaluation Material in any manner whatsoever without the prior written consent of the Company; provided, however, that you may disclose any of such information to your Representatives (i) who need to know such information solely for the Purpose and (ii) whom you will cause to observe the terms of this Agreement. You will be responsible for any breach of the terms of this Agreement by any of your Representatives as if you have committed the breach yourself (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company may have against your Representatives with respect to such breach) and you agree to take all reasonable measures (including, but not limited to, court proceedings) to restrain your Representatives from disclosure or improper use of the Evaluation Material.

3.             Confidentiality of Negotiations. You and your Representatives agree not to, without the prior written consent of the Company, disclose to any person that the Evaluation Material exists or has been made available to you, that discussions or negotiations are or have been taking place concerning the Purpose or any of the terms, conditions or other facts with respect thereto, including the status or timing thereof (the foregoing information, collectively, “Transaction Information”), or have any communications whatsoever with any other person, including another person who may be interested in a possible transaction with the Company, concerning the Purpose; provided, however, that you may make such disclosure to the extent that (a) you have been advised in writing by your outside legal counsel that such disclosure is required by applicable law, rule, regulation or legal, administrative, regulatory or self-regulatory process, including the regulations of any securities exchange (collectively, “Law”), (b) you limit the disclosure to only that information required by applicable Law to be disclosed, (c) to the extent permitted by applicable Law and except pursuant to a routine, ordinary course regulatory audit from regulatory authorities or self-regulatory organizations having authority over you or your Representatives that is not targeted at the Company, you consult with the Company in writing prior to making such disclosure and provide the Company with a draft of, and the ability to comment on, such disclosure at least five business days prior to its issuance, and (d) prior thereto neither you nor your Representatives have taken any actions that would reasonably be expected to cause such disclosure to be required.

4.             Third Party Requests to Disclose Information. In the event that you or any of your Representatives are required by applicable Law, as advised in writing by your outside legal counsel, to disclose any Evaluation Material pursuant to a subpoena, court order, civil investigative demand or similar judicial process or similar request issued by a court of competent jurisdiction or by a governmental or regulatory authority, you will promptly notify the Company in writing of the existence, terms and circumstances surrounding such request, so that the Company may seek a protective order or other appropriate remedy or waive compliance with the applicable provisions of this Agreement. You agree to cooperate with the Company in connection with seeking any such order or other appropriate remedy. If and to the extent, in the absence of a protective order or the receipt of a waiver by the Company, you are legally required, as advised in writing by your outside legal counsel, to disclose any Evaluation Material to any court or governmental or regulatory authority to avoid suffering exposure to censure or civil or criminal fine or penalty, you will only disclose that portion of the Evaluation Material that such counsel advises is required by applicable Law to be disclosed and shall use reasonable efforts (at the Company’s expense) to obtain reliable assurances that confidential treatment will be accorded to any Evaluation Material that you are so required to disclose in accordance with the terms of this Agreement.

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5.             Competitive Value of Information. You acknowledge the competitive value of the Evaluation Material and Transaction Information and the damage that could result to the Company if the Evaluation Material or Transaction Information were used or disclosed except as authorized by this Agreement.

6.             Termination of Interest; Return or Destruction of Evaluation Material. At any time upon the written request of the Company for any reason, you and your Representatives will either (a) promptly destroy all copies of the Evaluation Material in your or your Representatives’ possession (including expunging all Evaluation Material from any computer or other storage medium or device containing such information; provided, however, that neither you nor your Representatives will be required to expunge any system back-up media such as copies of any computer records or files containing Evaluation Material which have been created pursuant to automatic archiving or back-up procedures on secured central storage servers and which cannot reasonably be expunged) or (b) promptly deliver to the Company at your own expense all remaining copies of the Evaluation Material in your and your Representatives’ possession; provided, however, that you and your Representatives may retain copies of Evaluation Material as required by Law, bona fide compliance policy, professional obligations or bona fide document retention policies. In addition, you agree promptly to certify to the Company that you have complied with your obligations under this paragraph. Notwithstanding the return or destruction of the Evaluation Material, you and your Representatives will continue to be bound by your obligations hereunder for the full term hereof.

7.             Restrictions on Trading. You hereby acknowledge that you are aware, and that you will advise your Representatives who are informed as to the matters which are the subject of this Agreement, that United States securities laws prohibit any person who is in possession of material, non-public information concerning the matters which are the subject of this Agreement from purchasing or selling securities of the Company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities.

8.             Non-Reliance. You understand and acknowledge that neither the Company nor any of its Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material. You agree that neither the Company nor any of its Representatives shall have any liability to you or to any of your Representatives relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom.

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9.             Standstill. From the date hereof until the Expiration Date (as defined below) (such period, the “Restricted Period”), unless you shall have been specifically invited to do so in writing by the Company, neither you nor any of your affiliates will in any manner, directly or indirectly: (i) effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in: (A) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company, including rights or options to acquire such ownership or any other securities, rights or interests, including options, swaps, derivatives or convertibles or other similar instruments, whether real or synthetic, that give you the right to vote or to direct the voting of any securities of the Company or otherwise convey the economic interest of beneficial ownership of any securities of the Company; (B) any tender or exchange offer, merger or other business combination involving the Company; (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company; or (D) any “solicitation” of “proxies” (as such terms are defined in Rule 14a-l of Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)) or consents to vote any voting securities of the Company; (ii) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder) with respect to any voting securities of the Company or otherwise act in concert with any person in respect of any such securities; (iii) otherwise act, alone or in concert with others, to seek to control, advise, change or influence the management, Board of Directors, governing instruments, shareholders, policies or affairs of the Company; (iv) enter into any discussions or arrangements with any third party with respect to any of the foregoing; or (v) make any public disclosure, or take any action that could reasonably be expected to cause the Company or any other person to be required to make any public disclosure, with respect to the matters set forth in this Agreement. You also agree during the Restricted Period not to request the Company (or any of its Representatives), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence).

10.           Voting Commitment.

(a)           You hereby agree that, until the Effective Time or the date on which the Merger Agreement is validly terminated pursuant to Article 7 of the Merger Agreement in accordance with its terms (the “Expiration Date”), at any meeting of the stockholders of the Company, however called, you and your affiliates shall cause all of the Company common stock beneficially owned by you and your affiliates (the “Subject Securities”) to be voted: (a) in favor of (i) the Merger and the adoption of the Merger Agreement, (ii) each of the other actions contemplated by the Merger Agreement and (iii) any proposal to adjourn the applicable meeting; and (b) against any action which is intended, or would reasonably be expected, to result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled.

(b)          Prior to the Expiration Date, you shall promptly (but in any event within three business days after receipt thereof) execute and deliver to the Company or its proxy solicitor (or cause the holders of record of the Subject Securities to execute and deliver to the Company or its proxy solicitor), any proxy card or voting instructions it receives that is sent by the Company to its stockholders soliciting proxies with respect to any matter described in Section 10(a) above which shall be voted in the manner described in Section 10(a) above, and such vote shall not be amended, withdrawn or rescinded.

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11.           Stockholder Information. You hereby agree to permit the Company to publish and disclose in the proxy statement and any other filing or disclosure required under the 1934 Act to be made by the Company in connection with the Merger (the “Proxy Statement”), your identity and ownership of the Subject Securities and the nature of your commitments, arrangements and understandings under this Agreement and agree to promptly furnish to the Company, any information it may reasonably require for the preparation of any such disclosure documents; provided, that the Company shall (with respect to such filing or disclosure required to be made by the Company) give you a reasonable opportunity to review and comment on such disclosures, and shall consider in good faith any such reasonable comments prior to any such disclosures being made public. You acknowledge that the Company will publish and disclose your identity and ownership of the Subject Securities and the nature of your commitments, arrangements and understandings under this Agreement, in the Proxy Statement and any other filings or disclosure required under the 1934 Act.

12.           Specific Performance. You acknowledge that money damages would not be a sufficient remedy for any breach of this Agreement by you or any of your Representatives and you consent to a court of competent jurisdiction entering an order finding that the Company has been irreparably harmed as a result of any such breach and to the granting of injunctive relief without proof of actual damages as a remedy for any such breach, and you further waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedies shall not be deemed to be the exclusive remedies for a breach by you of this Agreement but shall be in addition to all other remedies available at law or equity to the Company. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines in a final non-appealable order that you or any of your Representatives have breached this Agreement, then you will reimburse the Company for the reasonable legal fees and expenses incurred by the Company in connection with enforcing its rights hereunder, including any appeal therefrom.

13.           Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a)           This Agreement and all disputes or controversies arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.

(b)           Each of the parties irrevocably agrees that any claims arising out of or relating to this Agreement shall be brought and determined in the Court of Chancery of the State of Delaware and, solely to the extent that such court lacks subject matter jurisdiction, then an appropriate state or federal court having jurisdiction and sitting in New Castle County, Delaware. Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts and any proper appellate courts therefrom for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c)           THE PARTIES HEREBY IRREVOCABLY WAIVE ANY RIGHT THEY MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

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14.           Miscellaneous.

(a)           Interpretation. For purposes of this Agreement:

(i)            The term “person” shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

(ii)           The term “affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

(iii)          The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

(b)          Amendments and Waivers. This Agreement may only be amended or waived by a separate writing signed by the party against which enforcement of such amendment or waiver is sought. Any attempted waiver or modification in violation of this provision shall be void. It is understood and agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

(c)           Severability. The provisions of this Agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by Law.

(d)          Counterparts. This Agreement may be executed in one or more textually identical counterparts (including by electronic or digital signature, .pdf, .tif, .gif, .jpg or similar attachment to email or by electronic signature service (any such delivery, an “Electronic Delivery”), all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties hereto and delivered to the other parties. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

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(e)           Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of actual delivery if delivered personally, (b) on the date of actual delivery if sent by overnight courier (providing proof of delivery) or (c) on the date sent by email (provided no “bounce back” or similar message of non-delivery is received with respect thereto) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, in each case at the addresses, or email addresses, set forth below (or at such other address or email address as shall be specified by like notice).

(f)           Assignment. This Agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by either party without the express written consent of the other party; provided, however, that the Company may so assign or otherwise transfer to Parent the Company’s rights hereunder with respect to the confidentiality of the Evaluation Material, without your consent.

(g)          Termination. Except as otherwise set forth herein, this Agreement and all obligations hereunder shall terminate on the earlier of (1) the date that is two years after the date hereof, and (2) the date the proposed transaction is either terminated or completed; provided, however, that the provisions relating to conflicts waiver, governing Law, venue and waiver of jury trial shall be binding in perpetuity or until the latest date permitted by Law; provided, further, that any liability for breach of this Agreement prior to such termination shall survive such termination.

(h)           Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and verbal, between the parties with respect to the subject matter hereof (including any click-through or similar electronic agreement found on any electronic data room used to make the Evaluation Material available to you or your Representatives).

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Please confirm your agreement with the foregoing by signing and returning one copy of this Agreement to the undersigned, whereupon this Agreement shall become a binding agreement between you and the Company.

Very truly yours,

HEIDRICK & STRUGGLES INTERNATIONAL, INC.

By:	/s/ Tracey Heaton
Name:	Tracey Heaton
Title:	Chief Legal Officer &Corporate Secretary
Address:	233 South Wacker Drive
Suite 4900
Chicago, IL 60606-9303
E-mail:	theaton@heidrick.com

Accepted and agreed as of the date first written above:

MAK CAPITAL FUND LP

By:	/s/ Michael A. Kaufman
Name:	Michael A. Kaufman
Title:	Managing Member of MAK GP LLC, general partner
Address:	590 Madison Ave. 31st floor, New York, NY 10022
Email:	Kaufman@makcap.com

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